New York - AG	October 15, 2018
Toronto – FR
Frankfurt – FMV

First Majestic Produces a Record 6.7 Million Silver Equivalent Ounces in Third Quarter
Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces total production in the third quarter of 2018 reached a new Company record of 6.7 million silver equivalent ounces. Total production consisted of 3.5 million ounces of silver, 35,260 ounces of gold, 4.4 million pounds of lead and 1.2 million pounds of zinc. Silver production for the first three quarters of 2018 totaled 8.4 million ounces, or 15.8 million silver equivalent ounces, remaining in-line with the 2018 production guidance of between 12.0 to 13.2 million silver ounces or 20.5 to 22.6 million silver equivalent ounces.
“We had a very strong quarter with total production achieving a new record of 6.7 million silver equivalent ounces representing a 31% increase compared to the prior quarter,” said Keith Neumeyer, President and CEO. “The record quarter was primarily due to the Company receiving a full quarter of production from the San Dimas operation, along with increases in consolidated silver and gold grades of 19% and 35%, respectively. In fact, five of our six mines recorded higher production levels as a result of these significant grade improvements. However, due to the prolonged weakness in the silver price we have implemented a 20% cost reduction program across all areas of the business which is expected to be fully realized by the first quarter of 2019.”
Production Details Table:

	Q3 2018	Q3 2017	Y/Y Change	Q2 2018	Q/Q Change
Ore processed / tonnes milled	864,056	730,652	18%	851,349	1%
Total production - ounces of silver equivalent	6,740,315	3,986,274	69%	5,137,318	31%
Total silver ounces produced	3,505,344	2,415,962	45%	2,756,263	27%
Gold ounces produced	35,260	15,414	129%	25,449	39%
Pounds of lead produced	4,443,290	5,171,533	(14%)	3,949,410	13%
Pounds of zinc produced	1,234,385	922,666	34%	1,382,760	(11%)

Quarterly Review:

Total ore processed during the quarter at the Company's silver mines amounted to 864,056 tonnes, representing a 1% increase compared to the previous quarter. The increase in tonnes compared to the prior quarter was primarily due to a 106% increase in tonnes processed at San Dimas, offset by an 18% decrease in throughput processed at La Encantada and a 58% decrease at La Guitarra. The decrease at La Guitarra was due to the operation being placed in care and maintenance on August 3, 2018.
Consolidated silver grades in the quarter averaged 152 g/t compared to 127 g/t in the previous quarter. This 19% increase was primarily the result of a full quarter of production at San Dimas as well as higher grades at La Encantada, Santa Elena, Del Toro and San Martin. Consolidated gold grades increased 35% in the quarter averaging 1.33 g/t compared to 0.99 g/t in the prior quarter. The increase was primarily due to higher production at San Dimas as well as higher gold grades at San Martin.
Quarterly consolidated silver and gold recoveries averaged 83% and 95%, representing a 5% and 1% increase, respectfully, compared to the previous quarter. The Company continues to expect further improvements in recoveries associated with higher grades and with the installation of the microbubble flotation columns at La Parrilla and Del Toro. The column cells at La Parrilla are expected to be delivered and installed in the first quarter of 2019 followed by Del Toro in the second quarter of 2019. In addition, installation of the High Intensity Grinding (“HIG”) mills at Santa Elena and San Dimas have been postponed until the second quarter and third quarter of 2019, respectively, due to additional detailed engineering and process planning. The benefits of this new technology, most notably higher recoveries and lower operating costs, are expected to be realized after completing ramp up to commercial production in the second half of 2019.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
San Dimas	176,884	1,923	1,445,918	21,910	—	—	3,225,352
Santa Elena	225,873	2,455	598,693	10,848	—	—	1,475,635
La Encantada	196,030	2,131	378,983	10	—	—	379,773
La Parrilla	117,130	1,273	330,047	243	1,474,222	1,234,385	537,986
Del Toro	65,323	710	231,350	87	2,969,068	—	427,218
San Martin	67,926	738	438,061	1,475	—	—	557,746
La Guitarra	14,891	451	82,292	688	—	—	136,605
Total	864,056	9,392	3,505,344	35,261	4,443,290	1,234,385	6,740,315

*The La Guitarra operation was placed in care and maintenance on August 3, 2018 and reflects only 33 operating days during the quarter.
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $15.02 per ounce; Gold: $1,213 per ounce; Lead: $0.95 per pound; Zinc $1.15 per pound.

At the San Dimas Silver/Gold Mine:

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During the quarter, San Dimas produced 1,445,918 ounces of silver and 21,910 ounces of gold for a total production of 3,225,352 silver equivalent ounces, reflecting a 90% increase compared to the prior quarter.

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The mill processed a total of 176,884 tonnes with average silver and gold grades of 269 g/t and 4.0 g/t, respectively. The higher volume is attributable to the unit processing some of the lower grade stopes left behind as they were deemed uneconomical under the old streaming agreement and have now become economical under the new streaming agreement.

•	An additional agitator tank was installed in September to increase retention times resulting in a 2% improvement in silver recoveries.
At the Santa Elena Silver/Gold Mine:

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During the quarter, Santa Elena produced 598,693 ounces of silver and 10,848 ounces of gold for a total production of 1,475,635 silver equivalent ounces, reflecting a 5% increase compared to the prior quarter.

•	The mill processed a total of 225,873 tonnes, consisting of 135,511 tonnes of underground ore and 90,362 tonnes from the above ground heap leach pad.

•	Silver and gold grades from underground ore averaged 128 g/t and 2.2 g/t, respectively. Silver and gold grades from the above ground heap leach pad averaged 37 g/t and 0.6 g/t, respectively.

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During the quarter, the Company signed a 25-year agreement with a local Banamichi Ejido for all surface and access rights to the Ermitaño West project. In addition, as previously announced on September 10th, the Company exercised the Ermitaño and Cumobabi option agreements with Evrim Resources Corp. for a 100% earn-in on the mining concessions on both projects. Following these two significant events, the Company began a 4,400 metre infill exploration program on the Ermitaño West project in mid-September with the objective of upgrading a portion of the Inferred Resources to Indicated Resources.

At the La Encantada Silver Mine:

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For the quarter, silver production reached 378,983 ounces representing a 16% increase from the previous quarter. The increase in silver production was primarily due to a 29% increase in silver grades offset by an 18% decrease in tonnes milled as the operation was impacted by torrential rains in the month of September.

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Silver grades and recoveries during the quarter averaged 107 g/t and 56%, respectively. The increase in silver grades were the result of higher tonnage from the San Javier breccia which produced 64,117 tonnes with an average silver grade of 130 g/t. Additional production from the La Prieta breccia, a new sub-level caving area known to contain higher silver grades of between 150 g/t to 200 g/t, is expected to begin preparation by the end of October.

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Initial dry commissioning activities commenced on the roaster on August 21, 2018 with the preheating of the rotary furnace to cure the refractory brick lining. The burner was successfully tested using natural gas, however, due to heavy rains throughout most of September the Company postponed initial production and conversion to sustainable coal injection. The roaster is now in its final commissioning stages and the Company anticipates production of tailings to begin by the end of October.

At the La Parrilla Silver Mine:

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During the quarter, the flotation circuit processed 70,271 tonnes (764 tpd) with an average silver grade of 102 g/t and a 74% recovery while the cyanidation circuit processed 46,859 tonnes (509 tpd) with an average silver grade of 140 g/t and a 76% recovery for total production of 537,986 silver equivalent ounces.

•	The lead circuit processed an average lead grade of 1.3% with recoveries of 71% for total lead production of 1.5 million pounds, representing an 11% decrease compared to the previous quarter.

•	The zinc circuit processed an average zinc grade of 1.6% with recoveries of 51% for total zinc production of 1.2 million pounds, representing an 11% decrease compared to the previous quarter.

At the Del Toro Silver Mine:

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During the quarter, Del Toro produced a total of 427,218 silver equivalent ounces reflecting a 32% increase compared to the prior quarter primarily due to a 26% increase in silver grades, a 22% increase in lead grades and a 10% increase silver recoveries.

•	Silver grades and recoveries during the quarter averaged 147 g/t and 75%, respectively.

•	Lead grades and recoveries averaged 3.3% and 62%, respectively, producing a total of 3.0 million pounds of lead representing a 29% increase compared to the previous quarter.

At the San Martin Silver Mine:

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During the quarter, San Martin produced 438,061 ounces of silver and 1,475 ounces of gold for a total production of 557,746 silver equivalent ounces, reflecting a 6% increase compared to the prior quarter. The increase in production was primarily attributed to an increase in silver and gold grades of 10% and 19%, respectively.

•	Silver grades and recoveries averaged 224 g/t and 90%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.8 g/t and 89%, respectively.
At the La Guitarra Silver Mine:

•	During the quarter, La Guitarra produced 82,292 ounces of silver and 688 ounces of gold for a total production of 136,605 silver equivalent ounces.

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As previously announced, the Company placed the La Guitarra milling and mining operations under care and maintenance on August 3rd and is currently reviewing strategic options including the potential sale of the operation. The Company will continue with current permitting activities and remediation programs to prepare the operation for a potential reopening in the future, subject to a sufficient improvement in the economic situation to justify a restart of the operation.

Q3 EARNINGS ANNOUNCEMENT

The Company is planning to release its third quarter 2018 unaudited financial results on Tuesday, November 6, 2018.

ABOUT THE COMPANY

First Majestic is a mining company focused on silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the La Parrilla Silver Mine, the San Martin Silver Mine and the Del Toro Silver Mine. Production from these mines are projected to be between 12.0 to 13.2 million silver ounces or 20.5 to 22.6 million silver equivalent ounces in 2018.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2017, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

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